December 5, 2017

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Arthur C. Sandell and Kayla Roberts

Re:	GNMAG Asset Backed Securitizations, LLC, Registration Statement on Form SF-3
File No. 333-220994 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GNMAG Asset Backed Securitizations, LLC (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on October 17, 2017 and amended on November 24, 2017 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 5:00 P.M. on Thursday, December 7, 2017 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Marcine Renkenberger
Marcine Renkenberger Manager